Exhibit 3.4.1

INTER PARFUMS

Business Corporation with capital of 40,181,742 Euros

Head Office: 4 Rond-Point des Champs-Elysées - 75008 PARIS

350.219.382 RCS PARIS

BY LAWS

Updated: May 20, 2009

1

ARTICLE 1 – FORM

The company is a corporation. It is governed by the current laws and regulations and these Bylaws.

ARTICLE 2 – PURPOSE

The Company's purpose in France and abroad is:

–	The purchase, sale, manufacture, import and export of all products connected with perfumery and cosmetics,

–	The exploitation of licenses,

–	The provision of all services relating to the activities referred to above,

–	The participation of the Company, by any means, directly or indirectly, in any transactions that may be related to its purpose through the creation of new companies, contribution, subscription or purchase of securities or corporate rights, mergers or otherwise, of creation, acquisition, lease, lease management of any business assets or facilities; the holding, acquisition, exploitation or disposition of all processes and patents concerning these activities.

–	And generally, any industrial, commercial, financial, civil, securities or property transactions, which may be connected directly or indirectly to the corporate purpose or any similar or related purpose.

ARTICLE 3 - NAME

The name of the Company is:

INTER PARFUMS

ARTICLE 4 - HEAD OFFICE

The head office is located at:    4 Rond-Point des Champs-Elysées, 75008 PARIS

It can be transferred to any other place in the same Department or a neighboring Department by a simple decision of the Board of Directors, subject to ratification by the next Ordinary General Shareholders Meeting, and anywhere else pursuant to a resolution of the Extraordinary General Shareholders Meeting, subject to current legal provisions. The Board of Directors that transfers the head office, as provided by law, is authorized to amend the Bylaws accordingly.

2

ARTICLE 5 - TERM

The term of the Company is set for NINETY NINE (99) years from the date of its registration in the Trade and Companies Registry, except early dissolution or extension.

ARTICLE 6 - SHARE CAPITAL

Share capital is fixed at the amount of forty million one hundred eighty-one thousand seven hundred and forty two Euros (€ 40,181,742). It is divided into thirteen million three hundred ninety three thousand nine hundred and fourteen (13,393,914) subscribed and fully paid shares of 3 Euros par value each.

ARTICLE 7 - CHANGES IN SHARE CAPITAL

Share capital can be increased, reduced or amortized in accordance with current laws and regulations.

ARTICLE 8 - RELEASE OF SHARES

Shares subscribed in cash must be fully paid up upon subscription, by at least half their face value and, where applicable, the entire share premium.

The release of the surplus must take place one or more times upon appeal to the Board of Directors, within five years from the registration in the Trade and Companies Registry, as regards the initial capital, and within five years from the date when the transaction becomes final in the event of a capital increase.

However, the new shares for cash resulting from a mixed transaction providing for release partly in cash and partly by incorporation of reserves, profits or premiums must be paid in full upon subscription.

Calls for capital shall be made known to shareholders one month before the date set for each payment, either by registered letter with return receipt or by a notice in a legal announcement newspaper in the county of the head office and in the B.A.L.O. [Required Legal Announcements Bulletin].

Payments are made either at headquarters or at any other place indicated for that purpose.

Shareholders shall, at any time, have the right to be released in advance, but they cannot claim any interest or first dividend, in respect of the payments made by them before the date set for the calls for funds.

3

Any delay in payment of amounts due on the unpaid amount of shares automatically bears interest at the legal rate from the due date, without prejudice to the personal action that the Company may take against the defaulting shareholder and the enforcement measures provided by law.

ARTICLE 9 - FORM OF SHARES - IDENTIFICATION OF SHAREHOLDERS

The shares are, at the shareholder’s choice, registered or bearer.

Until they are fully paid, the shares must be registered in the name of their holder to an account held by the company.

Pursuant to Article 94-II of Law No. 81-1160 of December 30, 1980 (Finance Act of 1982) and Decree No. 83-359 of May 2, 1983 relating to securities regimes, holders’ rights shall be represented by an accounting entry in their name:

–	With the intermediary of their choice for bearer securities,

–	With the Company, and, if they so desire, with the financial intermediary of their choice for registered shares.

The Company may request at any time, in accordance with the laws and regulations, and in return for payment at its expense, that the agency responsible for securities compensation provide information relating to holders of securities issued by it, which give immediate or future voting rights, as well as to the securities. Upon seeing the list transmitted by that body, the company may, in particular, pursuant to the legal and regulatory requirements, ask the people shown on this list that it believes may have registered them on behalf of third parties, for information concerning the owners of these securities.

With the reservations and conditions provided by law and regulations, any intermediary may be registered on behalf of owners of Company securities referred to in Article L. 228-1 paragraph 7 of the Commercial Code (owners not having their domicile on French territory, as defined in Article 102, Civil Code) subject, in particular, to the agent having declared at the time of opening of its account with the company or with the financial intermediary that is custodian of the account in accordance with the laws and regulations, in its capacity as a third party holder of securities on behalf of others. The intermediary registered as holder of securities is bound, without prejudice to the obligations of owners of securities, to make the declarations regarding the crossing of ownership thresholds, for all Company shares or securities for which it is recorded in the account, under penalty of punishment by law.

4

ARTICLE 10 - TRANSMISSION OF SHARES

The shares are only negotiable after the Company’s registration in the Trade and Companies Registry. In case of a capital increase, shares are negotiable as of when this is carried out.

The shares remain negotiable after the dissolution of the Company until the completion of the liquidation.

Ownership of the shares results from their registration in the individual account in the name of the holder(s) on the registries that the Company keeps to this effect at the head office.

The transfer of shares takes place with regards to the Company and third parties by a transfer order signed by the assignor or his representative and the assignee if the shares are not fully paid. The transfer order is recorded on the day of its receipt in a numbered and initialed registry kept chronologically, called the “transfer registry.”

Shares are freely transferable, unless there are laws or regulations to the contrary.

ARTICLE 11 - RIGHTS AND OBLIGATIONS ATTACHED TO SHARES

Each share provides entitlement to the profits, the corporate assets and the liquidation dividend in proportion to the share capital it represents.

It also gives the right to vote and to representation at general shareholders meetings, as well as the right to be informed of the Company’s course and to obtain disclosure of certain corporate documents at such times and under the conditions prescribed by law and the Bylaws.

The shareholders are only responsible for corporate liabilities up to the extent of their contributions. The rights and obligations follow the share regardless of the owner.

Ownership of a share carries full adherence to the Bylaws of the Company and the decisions of the General Shareholders Meeting.

Whenever it is necessary to own a certain number of shares in order to exercise any right, the owners who do not own this number shall make it their own personal business to gather, and possibly to purchase or sell the number of shares necessary.

The fully paid and registered shares recorded for at least three years in the name of the same shareholder confer double voting rights. In case of a capital increase by incorporation of reserves, profits or share premiums, the double voting rights may be conferred upon issuance, to shares allotted free of charge to a shareholder in respect of existing shares which have this right.

5

ARTICLE 12 - BOARD OF DIRECTORS

The Company is administered by a Board of Directors comprised of at least three members and at most eighteen members, subject to the exemption provided by law in case of merger.

During the life of the corporation, the directors are appointed, renewed or revoked by the Ordinary General Shareholders Meeting. They can always be re-elected.

The tenure of directors is SIX (6) years; they expire at the end of the Ordinary General Shareholders Meeting called to approve the accounts for the last fiscal year that are kept for the year during which their mandate expires.

The number of directors over the age of EIGHTY (80) years shall not exceed one third of the directors in office. If this statutory limitation comes to be exceeded, the oldest Director shall be deemed to have resigned on the date of the Ordinary General Shareholders Meeting that rules on the accounts for the fiscal year during which this event shall have occurred.

Each director must own one share.

ARTICLE 13 - ORGANIZATION OF THE BOARD

The Board of Directors elects a Chairman from among its physical entity members and determines his compensation. It fixes the Chairman’s tenure, which cannot exceed his term as a director.

No person shall be appointed Chairman of the Board of Directors if he is over EIGHTY years (80 years) of age. If the incumbent Chairman has reached this age, he is automatically deemed to have resigned.

The Chairman organizes and directs the work of the Board of Directors, which reports to the general shareholders meeting. He ensures the proper functioning of the corporate bodies and ensures in particular that the directors are able to fulfill their mission. In a report attached to the annual report, he reports in particular on the conditions of operation of the Board of Directors and the internal oversight procedures.

He is eligible for reelection. The Board of Directors may remove him at any time. In case of temporary incapacity or death of the Chairman, the Board of Directors may delegate an administrator in the office of Chairman.

6

ARTICLE 14 - BOARD PROCEEDINGS

The Board of Directors meets as often as the Company’s interests require, upon convocation by its Chairman or by at least one third of its members, if the Board has not met for over two months. The Chairman is bound by the requests that are sent to him in this regard.

In the event that the Company’s management is assumed by a CEO, the latter may ask the Chairman of the Board of Directors to convene the Board on a specific agenda.

The convocations are made by any means, even verbally. The meeting takes place either at the head office or at any other location specified in the convocation.

The Board’s proceedings shall be valid only if at least half the directors are present. Decisions are taken by a majority vote of members present or represented. In case of a tie vote, the Chairman of the meeting casts the deciding vote.

Directors who attend the Board meeting by means of videoconferencing are deemed to be present for calculating the quorum and the majority, in accordance with the laws and regulations. This provision is not applicable to the adoption of decisions concerning the appointment of the Chairman, the CEO, the dismissal of the CEO, the closing of the annual and consolidated accounts, and the preparation of the management report for the Company and/or the group.

ARTICLE 15 - POWERS OF THE BOARD OF DIRECTORS

The Board of Directors sets the guidelines for the Company’s business activity and oversees the implementation, within the limits of the corporate purpose and the powers expressly granted by law to shareholders' meetings. It is submitted all questions regarding the proper conduct of the Company, and it rules through its deliberations on the matters that concern it. The Board of Directors shall conduct inspections and audits as it deems appropriate.

The Chairman or the CEO of the Company is bound to provide to each director all the documents and information necessary to accomplish his mission.

In dealings with third parties, the Company is bound even by actions of the Board of Directors that are not within the corporate purpose, unless it proves that the third party knew that the action exceeded that purpose or that he could not ignore that given the circumstances, it being excluded that the mere publication of the Bylaws is sufficient to constitute such evidence.

7

ARTICLE 16 - GENERAL MANAGEMENT - DELEGATION OF POWERS

The general management of the Company is assumed, under its responsibility, either by the Chairman of the Board of Directors or by another physical person, whether a director or not, appointed by the Board of Directors, for whom it sets the tenure and who holds the title of CEO.

The CEO, who must be a physical person, whether chosen from among the directors or not, can be dismissed at any time by the Board of Directors. If he is dismissed without just cause, he is entitled to damages, unless he also fulfills the duties of Chairman of the Board of Directors.

The Board of Directors chooses, in accordance with the legal and regulatory requirements in force, between two methods of exercising the general management of the Company, upon any appointment or renewal of the Chairman of the Board of Directors, or the CEO if these duties are not assumed by the Chairman of the Board of Directors. This choice remains valid until the expiration of one of these terms or, if necessary, until the day the Chairman of the Board of Directors decides to no longer serve as CEO or, upon decision of the Board of Directors, for a shorter period, which may not be one year.

Shareholders and third parties shall be informed of this choice under the conditions prescribed by current law and regulations.

If the Board of Directors chooses not to separate the duties of Chairman of the Board of Directors, the Chairman assumes, under his responsibility, the general management of the Company.  In this case, the provisions relative to the CEO can be applied to him with the exception of the compensation in case of unjustified dismissal.

If the Board of Directors chooses to separate the duties of Chairman of the Board of Directors and CEO, and subject to the powers that the law expressly attributes to shareholder meetings and to the Board of Directors, and within the limits of the corporate purpose, the CEO is then invested with the broadest powers to act in all circumstances on behalf of the Company. He represents the Company in its dealings with third parties. He can grant to any agent of his choice all delegations of powers within the limits of those conferred upon him by law and these Bylaws. Any limitation on his powers by a decision of the Board of Directors is not effective against third parties.

When he is a director, his term in office cannot exceed that of his mandate.

Whatever the term for which the duties of CEO were conferred on him, such duties shall terminate, automatically, at the latest after the first Ordinary General Shareholders Meeting held after the date on which he has attained EIGHTY (80) years of age.

8

The Board of Directors determines the CEO’s compensation.

The Board of Directors may, upon the CEO's proposal, give a mandate to a physical person, director or otherwise, to assist the CEO, with the title of Deputy CEO, who may not be older than EIGHTY (80) years of age on the day of their appointment. In agreement with the CEO, or the Chairman of the Board of Directors if the latter serves as the CEO, the Board of Directors determines the extent and duration of the powers delegated to each Deputy CEO.

ARTICLE 17 - STATUTORY AUDITORS

The auditing of the Company is carried out by one or more Statutory Auditors, appointed and performing their duties according to law.

One or more substitute Statutory Auditors called upon to replace the statutory auditor(s) in case of refusal, incapacity, resignation or death, are appointed at the same time as the statutory auditor(s) for the same period.

ARTICLE 18 - REGULATED AGREEMENTS

Any agreement shall be submitted for prior approval by the Board of Directors, other than those that bear on current operations and are concluded under normal conditions, which are directly with or through an intermediary, between the Company and its CEO, one of its Deputy CEOs, one of its directors, one of its shareholders who holds a fraction of the voting rights in excess of 10%, or, if it involves a corporate shareholder, the company that controls it according to the meaning of Article L. 233-3 of the new Commercial Code.

The same holds for agreements in which one of these people has an indirect interest.

Are also subject to prior approval; any agreements between the Company and a business if the CEO, one of the Deputy CEOs, or one of the directors of the Company is the owner, or is an unlimited partner, manager, director, CEO or member of the board of directors or supervisory board, or is in general, an officer of this business.

Persons who hold an interest are bound to inform the Board of Directors when they become aware of an agreement subject to approval. They cannot claim to take part in the voting on the authorization sought.

These agreements are authorized under the applicable legal and regulatory requirements.

9

The above provisions do not apply to agreements relating to current operations that are concluded under normal conditions. However, these agreements, except when they are not significant for any of the parties because of their purpose or their financial implications, shall be provided to the Chairman of the Board of Directors by the party who holds an interest. The list and the purpose of such agreements are communicated by the Chairman to the members of the Board of Directors and to the Statutory Auditors.

ARTICLE 19 - GENERAL MEETINGS

General Shareholders Meetings are convened and deliberate under the conditions laid down by law.

The collective decisions of shareholders are made in Ordinary, Extraordinary or Special General Shareholders Meetings depending on the nature of the decisions they are called upon to make.

General meetings are convened either by the Board of Directors or by the Statutory Auditors, or by a court-appointed trustee under the conditions provided by law.

Meetings are held at the head office or at any other location specified in the convocation.

In case of a public offering, a notice of meeting containing the information required by Article 130 of the Decree of March 23, 1967 is published in the B.A.L.O. at least thirty five days before the Shareholders Meeting.

The convening of general shareholders meetings shall be made by a notice printed in a newspaper authorized to receive legal notices in the Department of the head office and in the B.A.L.O., at least fifteen days before the date of the Meeting.

If all the shares are registered, the insertions under the preceding paragraph may be replaced by a convocation given within the same time period, at the company’s expense, by ordinary or registered letter sent to each shareholder.

Shareholders, who hold shares for at least one month from the date of publication of the notice of convocation, shall also be invited to any meeting by ordinary mail or, upon request and at their expense, by registered letter.

When a meeting has been unable to deliberate for lack of the required quorum, the second meeting and, where applicable, the extended second meeting is convened at least six days in advance in the same form as the first. The notice and letters of convocation to this second meeting shall repeat the date and agenda of the first one.

Any shareholder may attend meetings in person or by proxy, regardless of the number of shares he owns, upon proof of identity and ownership of his shares in the form of a registration in his name, or by a certificate from the authorized financial intermediary account keeper declaring that the shares registered in the account are unavailable until the date of the meeting.

10

These formalities must be completed at least three days before the meeting. The Board of Directors has the option, for any meeting, to reduce the above time limit, or even to not require any time limit.

Any shareholder may be represented by their spouse or by another shareholder: to this purpose the proxy has to prove his mandate. If he has no domicile on French territory, as defined in Article 102 of the Civil Code, he may be represented at general shareholder meetings by a registered intermediary in accordance with the current laws and regulations. He is then deemed to be present at such meeting for the calculation of the quorum and majority.

Any shareholder may, if the Board of Directors so decides upon convening the meeting, also participate in that meeting by videoconference or by any means of telecommunications and remote transmission including the Internet, under the conditions provided by the regulations applicable at the time of its use.

Are deemed present, in calculating the quorum and the majority, the shareholders attending the meeting by videoconference, Internet or by any means of telecommunication that allows their identification, whose nature and conditions are determined by Decree.

Any shareholder may vote by mail using a form prepared and sent to the Company under the conditions laid down by law and regulations. This form must reach the Company THREE (3) days before the date of the meeting in order to be taken into account.

Any shareholder has the right to obtain disclosure of the documents necessary to enable him to act in full knowledge of cause concerning the management and workings of the Company.

The nature of these documents and the conditions of their sending or being made available are determined by law and regulations.

An attendance sheet, duly signed by the shareholders present and the proxies, to which is annexed the powers given to each proxy and, where appropriate the forms for voting by mail, is certified correct by the executive committee of the Meeting.

The Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a Vice-Chairman or a director specially appointed for this purpose by the Board. Otherwise, the Meeting itself designates its Chairman.

The duties of the vote-counter are fulfilled by the two shareholders, present and willing, who hold, on their own behalf as well as by proxy, the largest number of votes.

The executive committee thus comprised, appoints a secretary who may not be a shareholder.

11

The minutes are prepared and copies or excerpts from the deliberations are delivered and certified according to law.

The Ordinary and Extraordinary General Shareholders Meetings acting under the conditions of quorum and majority required by the provisions that govern them respectively, exercise the powers conferred on them by law.

ARTICLE 20 - PARTICIPATION THRESHOLDS

Pursuant to the provisions of Article L.233-7 of the Commercial Code, any person or entity, acting alone or in concert, who owns a number of shares of the Company representing more than one twentieth, one tenth, three twentieths, one fifth, one fourth, one third, one half, two-thirds, eighteen twentieths or nineteen twentieths of the capital or voting rights of the Company shall inform the Company by registered letter with return receipt requested, within five trading days, after crossing the threshold of participation, of the total number of shares or voting rights he holds.

The information mentioned in the preceding paragraph is also given within the same time period when the equity stake or voting rights fall below the thresholds mentioned in that paragraph.

The person who is bound to provide the information referred to in the first paragraph specifies the number of shares he owns that give future access to the Company's share capital as well as the voting rights attaching thereto.

Upon crossing the threshold of one tenth or one fifth of the share capital or voting rights, the person required to give information above also states the objectives it intends to continue over the twelve months in accordance with the provisions of Article L.233-7 VII of the Commercial Code.

ARTICLE 21 - PURCHASE BY THE COMPANY OF ITS OWN SHARES

In the case where the company shares are traded on a regulated market, the Ordinary General Assembly may authorize the Board of Directors for a term not exceeding eighteen months, to purchase its own shares in accordance with Articles L.225-209 et seq. of the Commercial Code and under the conditions described in those sections.

This meeting must set the terms of the transaction, including the maximum purchase price and minimum selling price, the maximum number of shares to be acquired, and the period within which the acquisition must be made.

12

ARTICLE 22 - FISCAL YEAR

Each fiscal year has a period of one year, which begins January 1 and ends December 31.

ARTICLE 23 - INVENTORY - ANNUAL FINANCIAL STATEMENTS

There shall be a regular accounting of corporate operations, according to law.

At the close of each fiscal year, the Board of Directors draws up an inventory of the various assets and liabilities that exist on that date.

It also draws up the balance sheet describing the assets and liabilities, showing the equity separately, the income statement summarizing revenues and expenses during the fiscal year, as well as the appendix that supplements and comments on the information given by the balance sheet and the income statement.

The Board of Directors prepares the management report on the Company’s situation during the past fiscal year, its foreseeable development, the significant events that occurred between the closing date of the fiscal year and when it is prepared, and its research and development activities.

ARTICLE 24 - ALLOCATION AND DISTRIBUTION OF PROFITS

If the fiscal year accounts approved by the General Shareholders Meeting show a distributable profit as defined by law, the General Shareholders Meeting decides to include it in one or more reserve items for which it shall decide on its allocation or use, whether to carry it forward or distribute it.

The General Shareholders Meeting may grant to the shareholders for all or part of the dividend distributed or interim dividends, an option between payment of the dividend in cash or in shares under the legal conditions.

Losses, if any exist, are carried forward again, after approval of the financial statements by the General Shareholders Meeting, to be offset against profits for subsequent years until extinction.

ARTICLE 25 - SHAREHOLDER EQUITY LESS THAN HALF OF SHARE CAPITAL

If, due to losses recorded in the accounting records, the Company’s equity falls below half of the share capital, the Board of Directors shall, within four months following approval of the accounts that reflect these losses, convene an extraordinary general meeting of shareholders for the purpose of deciding whether premature dissolution of the Company is warranted.

13

If dissolution is not decided on, the share capital must, subject to the legal provisions relating to minimum share capital for a business corporation, and within the deadline set by law, be reduced by an amount equal to the losses that were not charged against reserves, if, within that period the equity does not once again equal at least half the share capital.

ARTICLE 26 - CONVERSION OF THE COMPANY

The Company can be converted into another form of corporation, if, at the time of its conversion, it has been in existence for at least two years, and if the balance sheets for its first two years have been drawn up and approved by the shareholders.

The decision to convert is made on the report of the Statutory Auditors for the Company, who must certify that the equity is at least equal to the share capital.

The conversion into a partnership requires the agreement of all the partners. In this case, the conditions above are not required.

The conversion into a limited liability company or a joint stock company is decided upon under the conditions provided for an amendment to the bylaws and with the agreement of all the partners who agree to be active partners.

The conversion into a limited liability company is decided upon under the conditions provided for an amendment to the articles of incorporation for companies of that form.

ARTICLE 27 - DISSOLUTION - LIQUIDATION

At the expiration of the term set by the Company or in case of early dissolution, the General Shareholders Meeting sets the terms and conditions for the liquidation and appoints one or more liquidators, whose powers they shall determine and who shall perform their duties according to law.

ARTICLE 28 - DISPUTES

All disputes that may arise during the term of the Company or upon its liquidation, either between the Company and the shareholders or directors, or between the shareholders themselves, which involve corporate business, shall be judged according to law and subject to the jurisdiction of the courts.

14